CORNING NATURAL GAS CORPORATION

2002 ANNUAL REPORT



Highlights-12 Months Ended September 30

	2002	2001
Operating Revenue	$ 23,846,000	31,301,000
Net Income	$ 526,200	606,600
Earnings Per Common Share	$ 1.14	1.32
Gas Deliveries(Mcf)	7,538,000	8,545,000
Degree Days	5,629	6,809
Total Customers	14,388	14,454
Capital Expenditures	$ 1,366,000	913,000
Property, Plant and Equipment	$ 28,375,000	27,222,100

CONTENTS



Welding reinforcement balloon sleeve over existing dresser couplings on transmission line 6.

OFFICERS

Thomas K. Barry
Chairman of the Board, President
and Chief Executive Officer

Kenneth J. Robinson
Executive Vice President

Russell S. Miller
Vice President-Operations

Thomas S. Roye
Vice President-Administration

Stanley G. Sleve
Vice President-Business Development

Gary K. Earley
Treasurer

Phyllis J. Groeger
Corporate Secretary

DIRECTORS

Thomas K. Barry
Chairman of the Board, President and Chief Executive Officer of the Company

Thomas H. Bilodeau
Vice President-Finance, Medical & Environmental Coolers, Inc.

Bradford J. Faxon
Senior Consultant of Southern Union Gas Company, Former President of Fall River Gas Company

Donald R. Patnode
Former President, Industrial Filters and Equipment Corporation

Kenneth J. Robinson
Executive Vice President of the Company

Registrar and Stock Transfer Agent
Corning Natural Gas Corporation
Corning, New York

Counsel
Rich May, A Professional Corporation
Boston, Massachusetts

A mild winter combined with a weakened local economy resulted in reduced gas deliveries of over one billion cubic feet compared with fiscal 2001. Degree days, which are the industry's measuring stick for heat load requirements relating to daily temperatures, were 17 percent less in 2002 than in 2001 and were 13 percent less than the fifteen year average. Consolidated net earnings of $526,000 for the year are somewhat disappointing yet are reflective of the warmer weather and a weak economy. Earnings per share were $1.14 for fiscal 2002 compared with $1.32 in 2001 and $1.02 in fiscal 2000. Deliveries of natural gas were approximately 12 percent less than the prior year while revenues from utility operations of $17,242,000 were a considerable $6.9 million less than in 2001or a 29 percent decrease. In most industries this sizable reduction in revenues would result in a major reduction to earnings but in this business the reduced revenues are a result of both a reduction in gas deliveries and lower costs for natural gas throughout the year. There was a rather severe price hike in 2001 but the market finally settled down creating more stable costs for gas in 2002 and these lower costs are passed on to our customers. Thus there was some good news for our customers during the year as they paid $6,499,000 less for gas than they did the prior year. While the Company is neutral as it pertains to gas costs, lower volumes definitely impact gross profit. Reductions in gas deliveries were partially offset as we were allowed to charge an additional $249,000 in weather normalization revenues as a result of the very mild temperatures. Regardless, the Company was faced with working with $380,000 less in gross profit throughout the year than in 2001 and still managed to produce a net profit.

Operations

Total capital expenditures for the Gas Company during fiscal 2002 amounted to $1,162,000 of which $955,000 was expended to replace and install new mains, transmission pipelines, services, meters and regulators. The City of Corning continues an aggressive construction program to replace old water and sewer lines. Meanwhile the State of New York continues its program to replace aging bridges in the counties we serve. The Company has gas mains in these city streets and on many county bridges and it is economical to change out these old lines as well as services connected to these lines when the streets are already under construction. Throughout the year we replaced more than three miles of old, unprotected bare steel distribution and transmission pipeline with polyethylene pipe or cathodically protected plastic coated steel pipe. The Company also installed over one mile of new polyethylene pipe to serve new customers. The replacement of old lines and installation of new lines encompassed a total of forty three separate projects. The single largest project involved the installation of 3,759 feet of 12 inch steel main and 316 feet of 10 inch steel main to serve a new diesel substrate plant being built by Corning, Inc. in Erwin. Another large project was on Bridge Street in the middle of the

Property, Plant & Equipment
(Dollars in Millions)


$30
$28
$26
$24
$22
$20
1998
1999
2000
2001
2002

Consolidated Capital Expenditures
(Dollars in Thousands)


$1,250
$1,000
$750
$500
$250
$0
1998
1999
2000
2001
2002

northside of Corning where the Company replaced nearly 2,400 feet of old 4,6 and 8 inch bare steel mains. In summary, it was a very active year for operations as the Company utilizes most of its capital resources toward maintaining it's own infrastructure.

Rate Application

On December 31, 2001 the Company filed with the New York Public Service Commission a multi-year rate increase request and a separate restructuring proposal. After an extensive audit by the staff of the Public Service Commission negotiations ensued over several months that resulted in an agreement by all parties involved in the proceeding. The agreement results in a gas revenue increase of $874,518 annually, beginning January 1, 2003 and freezes rates for the second and third year of the agreement. The request for increased rates was necessitated by the overall increase in the cost of doing business in addition to several extraordinary increases in expense resulting from the downturn in the economy and the events of September 11, 2001. An example of extraordinary costs is the Company's various insurance policies which increased in cost by $140,000, or 47 percent, primarily as a result of September 11th. The downturn in the economy, both local and national, created significant increases in such costs as pension and uncollectible accounts and was compounded by reduced sales levels. This settlement allows the Company to earn a return on equity up to 11.5% before sharing with customers. The Company believes that the agreement allows for the opportunity to earn a fair rate of return and provides for an improvement to its debt to equity ratio.

The efforts of the Public Service Commission to restructure the utility industry, both natural gas and electric, in order to provide customers with a choice of suppliers has been previously reported. The Company has been methodically moving in the direction of providing open access to competitive marketers for all customers for some time. As of September 30th approximately 3,900 of our small volume residential and commercial customers were acquiring their supply from competitive marketers. The restructuring proposal filed on December 31st further defines the responsibilities of both the Company and customers in the new environment. There is no required timeline in which this proposal must be resolved nor is there an impact on the financial condition of the Company.

Pension Fund Accounting Adjustment

In the footnotes to the Company's financial statements there is information relating to a charge to common stockholders equity. Due to the size of this charge it seems appropriate to address this rather complex matter further in this letter. As a result of the decline in the market value of the assets of the Company's defined benefit pension plan it became necessary to make a year-end accounting entry that reduced common stockholders equity by $1,022,134. Statement of Financial Accounting Standards No. 87 ("SFAS 87") prescribes certain minimum liability requirements with respect to plan assets and the accumulated benefit obligation (ABO) of the plan.

Through the ordinary operation of SFAS 87, when the balance sheet liability is less than the shortfall between the plan assets and the ABO, an additional liability must be recorded for this difference. The charge to common stockholders equity of $1,022,134 is recorded as other comprehensive loss and is offset by recording a long term liability on the balance sheet. This situation will be corrected as the market conditions and the value of the plan assets improve.

Subsidiary Companies

Appliance Corporation

Sales of major appliances started off slowly during the first half of the year due to a depressed local economy combined with the fact that the sales force was in a rebuilding cycle throughout the year. The Company operates with a team of four sales representatives and it was necessary to train three new employees throughout the year to replace three experienced representatives that left for a variety of reasons. This new team has begun to reenergize the sales force and has managed to bring revenues back close to prior levels. Merchandise revenues of $1,207,000 are down $58,000 from 2001 while rental revenues of $819,000 were down $27,000 from the prior year. The depressed national economy and the negative effect it has had upon the stock market has had a severe impact upon the value of the Company's pension fund. A sizable portion of the parent Company's pension, insurance and interest expenses are allocated to the Appliance Corporation. The total pension, insurance and interest expenses allocated to the Appliance Corporation were $127,300 more than in fiscal 2001. This difficult situation together with reduced sales resulted in earnings of only $104,600 compared with $241,500 in the prior year.



Home Depot will open this new 100,000 square foot home improvement store in December, 2002 which is expected to employ 180 workers.

Tax Center International

Revenues of $493,000 were slightly ahead of the $483,000 generated in the prior year. Net profit of $127,000 amounted to nearly 26 percent of gross revenues. While the net results are $4,000 less than the prior year, the Company has experienced increases in wages, postage, freight and rent. All of the revenues generated are for services provided by a relatively small team of just six employees including the President and principal manager, Ms. Firouzeh Sarhangi. During the year Ms. Sarhangi was appointed to serve on the Internal Revenue Service Commissioners Advisory Group. This Advisory Group examines all new proposed federal tax legislation and advises the Commissioners as to how this legislation will effect taxpayers and how such legislation should be handled. They also review existing tax laws and make suggestions to the Commissioners based upon practical experience.

Corning Realty Associates

According to the Elmira-Corning Board of Realtor Multiple Listing Service statistics, home sales for our MLS area showed a decline in volume of approximately 23 percent. This accounts for sales reported through the MLS and does not represent all sales transactions that take place. Sales volume for Prudential Ambrose & Shoemaker Real Estate was $3,594,000 for the fiscal year. This represents a decline in revenue of 14.3 percent from the prior year due to a reduction in the number of units sold during 2002 as well as a lower average selling price. Market conditions have caused many changes in how real estate agents do business. Our firm has been quick to react, primarily due to our experienced and well-trained agents who know the cycles that occur in housing. We were well positioned to focus our efforts on the sector of the market that was selling and moved steadily forward, increasing our market share during the year. Despite a decline in revenues and a reduction in gross profit of 7.1 percent, we were also able to react to the market by reducing expenses by 14.4 percent. This allowed us to increase our operating profit before taxes, amortization and other fixed costs by $74,000 to produce a $328,500 income. The Company reported a net loss of $16,300 after provisions for taxes, interest, amortization and general division allocations. This compares to a loss of $82,800 in fiscal 2001, an improvement of $66,500 in a depressed housing market. We continue to make progress on the expense side of the business and will have an added benefit going forward in 2003. According to new accounting standard requirements explained in note 1 (m) to the consolidated financial statements, the amortization expense attributed to goodwill that has been incurred annually will not be carried into 2003. This is based on an independent appraisal performed for the Company during this fiscal year. Our franchise agreement with Prudential Real Estate Affiliates (PREA) expired in 2002. After analyzing all of the options offered by other franchises and the costs associated with establishing an independent identity, we opted to renew our franchise with PREA for 10 years. This commitment will provide many benefits to the Company and our sales associates. We are able to provide a continuity of our identity and a strong community presence. In the present market conditions our relationship with Prudential will be a very positive influence. The advertising strength and support of the Prudential image along with opportunities for education and training provided to our sales associates will be very beneficial as the Company moves through the changing economy. The real estate business enters the new year with financial



Corning Inc.'s new $200 million, 250,000 square foot diesel emissions control factory located in the town of Erwin is scheduled for completion in late 2004.

benefits that did not exist previously, lower interest costs, and a much improved mortgage and title insurance business that will add to the future profitability of this organization.

The Foodmart Plaza

The Plaza generated $267,000 in revenues during fiscal 2002, representing an increase of nine percent. Net profits of $69,000 were better than projections primarily due to a one-time return of real property taxes. The Company has been involved in a tax assessment lawsuit since the Plaza was purchased. The case was finally settled in the Company's favor that required a partial return of approximately three years of excess property tax payments. These refunds were shared with the anchor store, The Foodmart, due to the manner in which such tax payments are made. This grocery store is the only one located on the east side of Corning and continues to provide an important service for the residents in that area. The Plaza's seven commercial entities are typically fully leased and there is one business within the Plaza that is projected to be replaced in the coming year.

Local Economy

While the national economy appears to have settled down and is making a slow, somewhat mixed turnaround, the same does not hold true locally. The area's major employer, Corning Inc., has hit close to bottom and has laid off thousands of employees worldwide as it restructures its businesses. Approximately 3,600 employees in the area have lost their jobs with Corning, Inc. as they work their way through the second year of restructuring. These activities also affect the many supporting businesses that do business directly with Corning and those companies and small businesses that serve their employees who are out of work or are leaving the area to seek other employment. This situation has affected most of our businesses as sales of our products and services are reduced and accounts receivable increased. It has forced us to examine all of our expenditures and simply cut off all non-critical purchases as well as defer capital expenditures that would otherwise be made. Corning, Inc. has made it clear that they will do everything possible to return to profitability in 2004 and that local employment levels are still as high as they were in 1998, and that business in this area was quite healthy at that time.

In the meantime it is important to understand that there are other positive signs and progress in this valley. Corning, Inc. is in the process of constructing a new $200 million diesel emissions control manufacturing facility in Erwin. This plant will not be completed until late 2004 and production may not begin until 2005. However, when it is up and running it will bring 250 new jobs and will also utilize natural gas extensively in its processing. It was recently announced that Florian Wireless Company will locate its frequency-device design and manufacturing facility in Painted Post. They will invest $4.14 million in an existing structure over the next four years and eventually create 350 new jobs. The P & C Food store

Transportation Deliveries to Residential, Commercial & Municipal Customers in Mcf (Percent of Total Deliveries)


800
600
400
200
0
13%
18%
21%
24%
40%
1998
1999
2000
2001
2002

recently opened a new 54,000 square foot market in Gang Mills that employs 125 people. In mid-December, 2002 a new 100,000 square foot Home Depot will open in Gang Mills and will employ another 180 workers. In 2003 a new Applebee's restaurant will be built next to the Home Depot. In summary, the greater Corning marketplace may be somewhat behind the recovery curve yet it may well be looking towards a healthy future as early as 2004.

It is true that the past few years have been challenging as well as difficult for many of us at Corning Natural Gas. Earnings, particularly with the Parent Gas Company have been disappointing while at the same time we have been faced with the problems and one time costs related to starting up new companies. In April, 2002 the Board of Directors had to make the difficult, but correct, decision to discontinue the payment of cash dividends in order to shore up the balance sheet and plan for an improved debt to equity ratio. It has become quite clear to us that the decision to diversify our interests is definitely the right direction and that the benefits to the shareholders and the overall strength of the Company will be evident in the very near future. We have remained steady and, in fact, improved during a very tough economy, while many giants around us have faltered. How will we look when the economy improves? We have a very significant and difficult rate case behind us, approved, and ready to place into effect on January 1, 2003. This settlement is designed to place the Parent Company on an improved, solid base. We have experienced an atypical high level of employee turnover in the past year but have employed bright, eager, and hardworking people that will help us to move forward in a more complex business world. Our employees are to be complimented both for their understanding of the problems faced over the past year, their loyalty, and their willingness to work harder to keep the Company healthy. The great majority of our shareholders have also supported our decisions and shared our frustrations. The Board of Directors thanks and appreciates our employees and the loyalty and support of our shareholders. The Board did vote to issue a 5 percent stock dividend payable on December 30, 2002 to shareholders of record on December 1, 2002.



P & C Foods opened a new 54,000 square foot market in Gang Mills this year that will employ about 125 people.

For the Board of Directors,

Thomas K. Barry

Thomas K. Barry
Chairman of the Board,
President and CEO

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Earnings

Consolidated net income amounted to $526,200 or $1.14 per share in 2002 compared to $606,600 or $1.32 per share in 2001. Significant items affecting the company's operating results are discussed below.

Operating Revenue

Utility operating revenue decreased $6,879,623 or 29 percent due primarily to a substantial decrease in gas costs. Such decreases are credited to customers through the Company's Gas Adjustment Clause discussed in note 1(d) to the financial statements. Additional discussion of utility operating revenue appears in the Letter to Shareholders section of this report.

Unregulated revenue decreased $574,795 or 8 percent due primarily to reduced activity in the residential marketplace of the Company's real estate operating segment. A complete discussion of the segment results appears in the Letter to Shareholders section of this report. Revenue by operating segment can be found in note 2 to the financial statements.

Utility Operating Expenses

Purchased gas expense decreased $6,271,513 or 37 percent as the result of a substantial market decrease in the cost of natural gas. The Company's average cost of gas decreased to $5.99 per mcf in 2002 from $7.77 per mcf the previous year.

Other operating and maintenance expense decreased 5 percent due primarily to reduced post-retirement expense. Taxes other than federal income taxes decreased 16 percent due to a rate reduction and the reduction in utility operating revenue. The Company is subject to the New York public utilities gross receipts tax that is levied on all revenue.

Operating Segments

A description of the Company's six operating segments can be found in note 3 to the financial statements, which also contains the results by segment for fiscal year 2002 and 2001. In addition, a detailed discussion of the operating segments can be found in the Letter to Shareholders at the beginning of this report.

Liquidity and Capital Resources

The Company financed its 2002 capital additions of $1,366,000 through a combination of internally generated funds and short-term borrowing. The Company experienced a significant increase in gas stored underground and in short-term debt at September 30 as the result of an expired agreement with Mirant Energy to manage the Company's gas supply assets. Under the agreement during 2001, the Company avoided the summer fill and funding of storage gas. The Company chose not to renew the agreement after its one-year term, and returned to the more conventional summer fill of storage gas in 2002. The Company has a total of $8,500,000 under lines of credit at local banks, the terms of which are disclosed in note 6 to the financial statements. The amount outstanding under these lines at September 30, 2002 is $5,475,000. It is expected that current capital resources will be sufficient for planned operations for 2003.

Regulatory Matters

On December 31, 2001 the Company filed a rate increase request with the New York Public Service Commission. A discussion appears in the rate application section of the Letter to the Shareholders section of this report.

Cautionary Statement Regarding Forward-Looking Statements

This report contains statements which, to the extent they are not recitations of historical facts, constitute "forward-looking statements" within the meaning of the Securities Litigation Reform Act of 1995 (Reform Act). In this respect, the words "estimate", "project", "anticipate", "expect", "intend", "believe" and similar expressions are intended to identify forward-looking statements. All such forward-looking statements are intended to be subject to the safe harbor protection provided by the Reform Act. A number of important factors affecting the Company's business and financial results could cause actual results to differ materially from those stated in the forward-looking statements.



A total of 3,759 feet of 12 inch and 316 feet of 10 inches of cathodically protected plastic coated steel main were installed to serve the new diesel emissions control plant being built by Corning Inc.



Construction of a new section of transmission line in the Town of Erwin adjacent to route 15 that will eventually be designated interstate highway 99.



This is the meter and regulator station piping for the new Corning Inc. diesel emissions control factory. A metal building will be installed to enclose this equipment before winter.

CORNING NATURAL GAS CORPORATION AND SUBSIDIARY
Consolidated Statements of Income
For the Years Ended September 30, 2002 and 2001

Utility Operations	2002	2001
Operating revenue:		
Residential, commercial and industrial	$12,096,506	$18,932,062
Transportation	5,142,463	5,162,956
Capacity assignment	2,646	26,220
Total operating revenue	17,241,615	24,121,238
Operating expenses and taxes:		
Natural gas purchased	10,763,813	17,035,326
Operating and maintenance	3,491,141	3,679,016
Taxes other than federal income taxes	1,265,162	1,505,948
Depreciation	513,278	516,975
Federal income taxes	87,537	142,040
Total operating expenses and taxes	16,120,931	22,879,305
Operating income from utility operations	1,120,684	1,241,933
Unregulated Operations		
Unregulated revenue	6,604,831	7,179,626
Unregulated expenses(includes interest expense of $143,446 for 2002 and $156,238 for 2001)	6,297,190	6,888,948
Operating income from unregulated operations	307,641	290,678
Other income (includes net realized loss on marketable securities of $28,197 and $55,707 in 2002 and 2001)	24,696	34,614
Income before interest expense	1,453,021	1,567,225
Interest expense - regulated	926,868	960,675
Net income	$526,153	$606,550
Weighted average number of shares outstanding-basic and diluted	460,000	460,000
Basic and diluted earnings per common share	$1.14	$1.32

See accompanying notes to consolidated financial statements.

CORNING NATURAL GAS CORPORATION AND SUBSIDIARY

Consolidated Balance Sheets

September 30, 2002 and 2001

Assets	2002	2001
Plant:		
Utility property, plant and equipment	$23,980,978	$22,940,150
Non-utility property, plant and equipment	4,394,455	4,281,945
Less accumulated depreciation	10,846,228	10,287,225
Total plant utility and non-utility net	17,529,205	16,934,870
Investments:		
Marketable securities available for sale at fair value	1,249,551	1,195,775
Investment in joint venture and associated companies	200,416	187,532
Total investments	1,449,967	1,383,307
Current assets:		
Cash and cash equivalents	281,036	225,239
Customer accounts receivable, (net of allowance for uncollectible accounts of $97,000 in 2002 and 2001)	1,398,496	1,244,121
Gas stored underground, at average cost	1,599,178	488,871
Gas and appliance inventories	654,839	635,792
Prepaid expenses	635,321	645,476
Prepaid income taxes	35,478	326,882
Total current assets	4,604,348	3,566,381
Deferred debits and other assets:		
Regulatory assets:		
Income taxes recoverable through rates	1,016,661	1,016,661
Prepaid pension costs	0	2,108,193
Unrecovered gas costs	761,172	1,543,392
Other	485,034	263,960
Goodwill (net of accumulated amortization of $521,294 in 2002 and $386,962 in 2001)	1,493,719	1,628,051
Unamortized debt issuance cost (net of accumulated amortization of $232,931 in 2002 and $211,373 in 2001)	306,642	328,200
Other	1,207,233	557,239
Total deferred debits and other assets	5,270,461	7,445,696
Total assets	$28,853,981	$29,330,254

See accompanying notes to consolidated financial statements.

CORNING NATURAL GAS CORPORATION AND SUBSIDIARY

Consolidated Balance Sheets

September 30, 2002 and 2001

Capitalization and liabilities:	**2002**	**2001**
Common stockholders' equity:		
Common stock (common stock $5.00 par value per share. Authorized 1,000,000 shares; issued and outstanding 460,000 shares)	$2,300,000	$2,300,000
Other paid-in capital	653,346	653,346
Retained earnings	2,352,592	1,975,939
Accumulated other comprehensive loss	(1,137,098)	(39,630)
Total common stockholders' equity	4,168,840	4,889,655
Long-term debt, less current installments	10,593,738	10,905,093
Current liabilities:		
Current portion of long term debt	416,005	534,894
Borrowings under lines-of-credit	5,475,000	3,925,233
Accounts payable	2,262,896	2,163,274
Accrued expenses	593,686	593,786
Customer deposits and accrued interest	795,061	911,470
Deferred income taxes	473,588	172,763
Accrued general taxes	57,513	46,333
Supplier refunds	59,212	74,095
Dividends payable	0	149,500
Total current liabilities	10,132,961	8,571,348
Deferred credits and other liabilities:		
Deferred income taxes	1,581,536	2,463,608
Deferred compensation and post-retirement benefits	1,724,658	2,206,038
Deferred pension costs	422,660	0
Other	229,588	294,512
Total deferred credits and other liabilities	3,958,442	4,964,158
Concentrations and commitments (notes 3 and 10)		
Total capitalization and liabilities	$28,853,981	$29,330,254

See accompanying notes to consolidated financial statements.

CORNING NATURAL GAS CORPORATION AND SUBSIDIARY

Consolidated Statements of Stockholders' Equity
For the Years Ended September 30, 2002 and 2001

	Common Stock	Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balances at October 1, 2000	$2,300,000	$653,346	$1,967,389	$130,790	$5,051,525
Comprehensive Income:					
Change in unrealized loss on securities available for sale, net of income tax credits of $88,330	—	—	—	(170,420)	(170,420)
Net income	—	—	606,550	—	606,550
Total comprehensive income					436,130
Cash Dividends	—	—	(598,000)	—	(598,000)
Balances at September 30, 2001	2,300,000	653,346	1,975,939	(39,630)	4,889,655
Comprehensive Income:					
Change in unrealized loss on securities available for sale, net of income tax credits of $38,809	—	—	—	(75,334)	(75,334)
Minimum pension liability	—	—	—	(1,022,134)	(1,022,134)
Net income	—	—	526,153	—	526,153
Total comprehensive loss					(571,315)
Cash Dividends	—	—	(149,500)	—	(149,500)
Balances at September 30, 2002	$2,300,000	$653,346	$2,352,592	($1,137,098)	$4,168,840

See accompanying notes to consolidated financial statements.

CORNING NATURAL GAS CORPORATION AND SUBSIDIARY

Consolidated Statements of Cash Flows

For the Years Ended September 30, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
Net income	$526,153	$606,550
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	933,297	960,331
Unrealized (gain) loss on investment	(10,022)	23,326
Loss on sale of marketable securities	28,197	55,707
Deferred income taxes	(15,884)	67,274
Changes in assets and liabilities:		
(Increase) decrease in:		
Accounts receivable	(154,375)	66,568
Gas stored underground	(1,110,307)	1,705,565
Gas and appliance inventories	(19,047)	3,099
Prepaid expenses	10,155	(115,571)
Unrecovered gas costs	782,220	(180,998)
Prepaid income taxes	291,404	27,737
Deferred charges - pension and other	105,319	(658,177)
Increase (decrease) in:		
Accounts payable	99,622	447,646
Customer deposit liability	(116,409)	(149)
Accrued general taxes	11,180	(72,998)
Supplier refunds	(14,883)	(220,581)
Other liabilities and deferred credits	(546,404)	558,313
Net cash provided by operating activities	800,216	3,273,642
Cash flow from investing activities:		
Purchase of securities available for sale	(196,116)	(144,019)
Investment in joint venture	(5,250)	(18,076)
Investment other	2,388	(17,988)
Capital expenditures	(1,365,964)	(913,460)
Net cash used in investing activities	(1,564,942)	(1,093,543)
Cash flows from financing activities:		
Net borrowings (repayments) under lines-of-credit	1,549,767	(1,250,126)
Dividends paid	(299,000)	(598,000)
Repayment of long-term debt	(430,244)	(363,769)
Net cash provided by (used in) financing activities	820,523	(2,211,895)
Net increase (decrease) in cash	55,797	(31,796)
Cash and cash equivalents at beginning of year	225,239	257,035
Cash and cash equivalents at end of year	$281,036	$225,239
Supplemental disclosures of cash flow information:		
Cash paid during the period for:		
Interest	$1,078,486	$1,119,070
Income taxes	$167,207	$787,909

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

Corning Natural Gas Corporation (the Company) is a gas distribution company providing gas on a commodity and transportation basis to its customers in the Southern Tier of New York State. The Company follows the Uniform System of Accounts prescribed by the Public Service Commission of the State of New York (PSC) which has jurisdiction over and sets rates for New York State gas distribution companies. The Company's regulated operations meet the criteria and accordingly, follow the accounting and reporting of Statement of Financial Accounting Standards No. 71 (SFAS No. 71) Accounting for the Effects of Certain Types of Regulation. The Company's financial statements contain the use of estimates and assumptions for reporting certain assets, liabilities, revenue and expenses and actual results could differ from the estimates. The more significant accounting policies of the Company are summarized below.

(a) Principles of Consolidation and Presentation

The consolidated financial statements include the Company and its wholly owned subsidiary, the Corning Natural Gas Appliance Corporation. The Corning Natural Gas Appliance Corporation owns four businesses which have been established as New York State limited liability subsidiary corporations, as follows: Tax Center International, LLC; The Foodmart Plaza, LLC; Corning Realty Associates, LLC and Corning Mortgage, LLC. Hereinafter the Appliance Corporation and its limited liability subsidiary corporations are collectively referred to as "Appliance Corporation". All significant inter-company accounts and transactions have been eliminated in consolidation. The results of the Appliance Corporation are reported separately as unregulated operations in the consolidated statements of income. Shared expenses are allocated to the Appliance Corporation.

It is the Company's policy to reclassify amounts in the prior year financial statements to conform with the current years presentation.

(b) Property, Plant and Equipment

Utility plant is stated at the historical cost of construction. Those costs include payroll, fringe benefits, materials and supplies and transportation costs. The Company charges normal repairs to maintenance expense. The Appliance Corporation capitalizes the cost of appliances and the original installation to rented gas appliances. Subsequent repairs are expensed.

(c) Depreciation

The Company provides for depreciation for accounting purposes using a straight-line method based on the estimated economic lives of property, which ranges from 3 to 55 years for all assets except utility plant. The depreciation rate used for utility plant, expressed as an annual percentage of depreciable property, was 2.6% in 2002 and 2.7% in 2001. At the time utility properties are retired, the original cost plus costs of removal less salvage, are charged to accumulated depreciation.

Non-utility property, plant and equipment

	2002	2001
Rented appliances	$ 2,658,563	$ 2,612,120
Structures and improvements	1,251,606	1,228,676
Land	214,555	214,555
Furniture and equipment	269,731	226,594
Total:	$ 4,394,455	$ 4,281,945

(d) Revenue and Natural Gas Purchased

The Company records revenues from residential and commercial customers based on meters read on a cycle basis throughout each month, while certain large industrial and utility customers' meters are read at the end of each month. Pursuant to the most recent rate order, capacity assignment revenue is recorded at a rate of 15% of the amount received from released capacity and is recognized upon notification of capacity release from the pipeline company while the remaining 85% is returned to customers through reduced gas cost. The Company secured a weather normalization clause in the last major rate filing as protection against severe weather fluctuations. This affects space heating customers and is activated when degree days are 2.2% greater or less than a 30 year average. As a result, the effect on revenue fluctuations in weather related gas sales is somewhat neutralized.

Gas purchases are recorded on readings of suppliers' meters as of the end of the month. The Company's rate tariffs include a Gas Adjustment Clause (GAC) which adjusts rates to reflect changes in gas costs from levels established in the rate setting process. In order to match such costs and revenue, the PSC has provided for an annual reconciliation of recoverable GAC costs with applicable revenue billed. Any excess or deficiency in GAC revenue billed is deferred and the balance at the reconciliation date is either refunded to or recovered from customers over a subsequent 12-month period.

Real estate commissions are recognized at closing while professional services revenues are recognized as services are performed.

(e) Marketable Securities

Marketable securities, which are intended to fund the Company's deferred compensation plan, are classified as available for sale at September 30, 2002 and 2001. Such securities are reported at fair value based on quoted market prices, with unrealized gains and losses, net of the related income tax effect, excluded from income, and reported as a component of accumulated other comprehensive income in stockholders' equity until realized. The cost of securities sold was determined using the specific identification method.

A summary of the marketable securities at September 30, 2002 and 2001 is as follows:

	Market Value	Cost Basis	Unrealized Gains	Unrealized Losses	Net Unrealized Losses
2002	$ 1,249,551	$1,423,739	$121,649	$(295,837)	$(174,188)
2001	$ 1,195,775	$1,255,820	$136,233	$(196,278)	$(60,045)

(f) Investment in Joint Venture

Corning Mortgage, a subsidiary of The Corning Natural Gas Appliance Corporation holds a 50% equity interest in a joint venture, Choice One Lending, which began operations in August, 2000. Investment by the Company in the joint venture is recorded using the equity method of accounting. The Company's pro-rata share of the results of operations of the joint venture was a profit of $10,022 in 2002 and a loss of $23,697 in 2001.

(g) Inventories

Inventories are stated at the lower of cost or market, cost being determined on a first-in, first-out basis.

(h) Federal Income Tax

The Company uses the asset and liability method to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. In addition, such deferred tax assets and liabilities will be adjusted for the effects of enacted changes in tax laws and rates.

(i) Dividends

Dividends are accrued when declared by the Board of Directors. Dividends declared were $149,500 or $0.325 per share in 2002 and $598,000 or $1.30 per share in 2001. Dividends paid were $299,000 or $0.65 per share in 2002 and $598,000 or $1.30 per share in 2001.

Under the most restrictive long-term debt covenants, the Company may not declare or pay annual dividends except to the extent that consolidated net worth exceeds $2,000,000.

(j) Goodwill

Goodwill represents the excess of purchase price over the fair value of the identified net assets of acquired businesses. Goodwill is amortized over 15 years, the estimated period of benefit, on a straight-line basis. Goodwill in excess of associated expected operating cash flows is considered to be impaired and is written down to fair value, which is determined based on undiscounted future cash flows.

(k) Accounting for Impairment

Statement of Financial Accounting Standards No. 121 ("SFAS No. 121"), Accounting for the Impairment of Long-Lived Assets to be Disposed Of establishes accounting standards to account for the impairment of long-lived assets, and certain identifiable intangibles. Under SFAS No. 121 the Company reviews assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. SFAS No. 121 also requires that a rate regulated enterprise recognize an impairment when regulatory assets are no longer probable of recovery. No impairment losses were incurred for the years ended September 30, 2002 and 2001.

(l) Comprehensive Income

Statement of Financial Accounting Standards No. 130 ("SFAS No. 130"), Reporting Comprehensive Income establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Under SFAS No. 130, the Company's comprehensive income consists of net income, net unrealized gains (losses) on securities and minimum pension liability and is presented in the consolidated statements of stockholders' equity.

(m) Recently Issued Accounting Standards

In July 2001 the FASB issued Statement of Financial Accounting Standards No. 142 ("SFAS No. 142"), "Goodwill and Other Intangible Assets" which is effective for fiscal years beginning after December 15, 2001. SFAS No.142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairments of goodwill. SFAS No. 142 also requires the Company to complete a transitional goodwill impairment test six months from the date of adoption. The Company has obtained the required opinion relative to the goodwill on the books of Corning Realty Associates and determined that there is no impairment. SFAS No. 142 will be adopted in the first quarter of 2003.

(2) Information About Operating Segments

The Company's reportable segments have been determined based upon the nature of the products and services offered, customer base, availability of discrete internal financial information, homogeneity of products, delivery channel and other factors.

The Corning Natural Gas Corporation (the Gas Company) is a gas distribution company providing gas on a commodity and transportation basis to its customers in the Southern Tier of New York State. The Appliance Corporation sells, rents and services primarily gas burning appliances. The Tax Center provides tax preparation, accounting and payroll services to approximately 1,000 clients. Corning Realty is a residential and commercial real estate business with approximately 80 agents operating in three neighboring counties. Foodmart Plaza is a retail complex consisting of eight tenants under multi-year leases anchored by a major supermarket. Corning Mortgage is a mortgage service company working closely with the realty relationship.

The following table reflects the results of the segments consistent with the Company's internal financial reporting process. The following results are used in part, by management, both in evaluating the performance of, and in allocating resources to, each of the segments.

	Gas Company	Appliance Corporation	Tax Center	Corning Realty	Foodmart Plaza	Corning Mortgage	Consolidated
2002	$17,241,615	$2,294,107	$493,225	$3,594,443	$267,073	$18,909	$23,909,372
2001	24,121,238	2,391,141	483,320	4,195,535	244,810	(23,326)	31,412,718
Net income (loss):(1)							
2002	218,512	126,323	126,927	(16,309)	69,251	1,449	526,153
2001	315,872	241,503	130,599	(82,813)	25,086	(23,697)	606,550
Interest income:(1)							
2002	59,434	77,321	9,552	-	56	-	146,363
2001	54,308	99,241	10,264	-	-	-	163,813
Interest expense:(1)							
2002	926,869	14,394	-	115,488	63,294	13,194	1,133,239
2001	960,674	7,948	989	158,695	84,693	15,767	1,228,766
Total assets:(2)							
2002	23,131,974	2,120,033	218,862	1,797,444	1,140,615	-	28,408,928
2001	21,266,123	1,976,903	138,225	1,815,100	1,175,903	-	26,372,254
Depreciation and amortization:							
2002	513,278	198,285	12,986	177,947	30,802	-	933,298
2001	516,975	229,619	12,777	168,845	32,115	-	960,331
Federal income tax expense:							
2002	87,537	63,089	61,021	(8,770)	36,968	1,146	240,991
2001	142,040	128,856	67,278	(42,646)	(12,922)	(11,352)	271,254

(1)Before elimination of intercompany interest.

(2)Total assets include property, plant and equipment, accounts receivable, inventories, cash and other amounts specifically related to each identified segment. All other assets of the Company not specifically related to a segment as of September 30, 2002 & 2001 totaled $445,053 and $2,958,000 respectively.

Interest income and expense have been displayed in the segment in which it has been earned or incurred. Segment interest expense other than the Gas Company is included within unregulated expenses in the consolidated statements of income.

(3) Major Customers

The Company has three major customers, Corning Incorporated, New York State Electric & Gas (NYSEG) and Bath Electric Gas & Water Systems (BEGWS). The loss of any of these customers could have a significant impact on the Company's financial results. Total revenue and deliveries to these customers were as follows:

	Deliveries		Revenue	
	Mcf	% of Total	Amount	% of Total
Corning Inc.				
Year ended September 30, 2002	1,985,000	26	$ 855,000	5
Year ended September 30, 2001	1,958,000	23	$ 875,000	4
NYSEG				
Year ended September 30, 2002	2,345,000	31	$ 286,000	2
Year ended September 30, 2001	2,973,000	35	$ 285,000	1
BEGWS				
Year ended September 30, 2002	650,000	9	$2,279,000	13
Year ended September 30, 2001	707,000	8	$2,870,000	12

(4) Regulatory Matters

Certain costs are deferred and recognized as expenses when they are reflected in rates and recovered from customers as permitted by SFAS No. 71. These costs are shown as deferred debits and other assets. Such costs arise from the traditional cost-of-service rate setting approach whereby all prudently incurred costs are generally recoverable through rates. Deferral of these costs is appropriate while the Company's rates are regulated under a cost-of-service approach.

In a purely competitive environment, such costs might not have been incurred or deferred. Accordingly, if the Company's rate setting were changed from a cost-of-service approach and it was no longer allowed to defer these costs under SFAS No. 71, certain of these assets may not be fully recoverable. However, the Company cannot predict the impact, if any, of competition and continues to operate in a cost-of-service based regulatory environment. Accordingly, the Company believes that accounting under SFAS No. 71 is still appropriate.

Below is a summarization of the Company's regulatory assets as of September 30, 2002 and 2001:

	2002	2001
Deferred pension and other	$ 485,034	$2,372,153
Deferred debits – accounting for income taxes	1,016,661	1,016,661
Unrecovered gas costs	761,172	1,543,392
Total-regulatory assets	$2,262,867	$4,932,206

Deferred pension and other — Approximately $400,000 and $10,000 of these balances represents deferred pension and post-retirement costs in excess of the amounts currently recoverable through rates at September 30, 2002 and 2001, respectively. The PSC requires such excess costs to be deferred. Remaining balances represent miscellaneous regulatory assets.

Deferred debits – accounting for income taxes — These amounts represent the expected future recovery from ratepayers of the tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities

Unrecovered gas costs — These costs are recoverable over future years and arise from an annual reconciliation of certain gas revenue and costs (as described in Note 1).

The Company expects that its regulatory assets will be fully recoverable from customers.

(5) Long-Term Debt

A summary of long-term debt at September 30, 2002 and 2001 follows:

	2002	2001
Unsecured senior note – 7.9%, due serially with annual payments of $355,000 beginning in 2006 through 2016 and $795,500 due in 2017	$4,700,000	$4,700,000
First mortgage bonds – 8.25%, series all due 2018, secured by substantially all utility plant	3,100,000	3,100,000
Unsecured senior note – 9.83%, due serially with annual payments of $100,000 beginning in 2007 through 2015 and $700,000 due in 2016	1,600,000	1,600,000
Mortgage note – 8.02% monthly installments through April 2008	840,853	866,625
Unsecured promissory note – 6.5%	0	108,507
Note payable – 6.5% monthly installments through January 2004 secured by assets of Corning Realty	160,060	287,942
Note payable – 7.75% monthly installments through January 2009 secured by assets of Corning Realty	319,828	363,936
Mortgage note payable – 9.24% monthly installments through 2010	94,002	98,192
Note payable – at the prime rate, 4.75% at September 2002	125,000	125,000
Note payable – at the prime rate, 4.75% at September 2002	70,000	70,000
Earned out payable – 3.93% of Ambrose & Shoemaker revenues	0	119,785
Total long-term debt	11,009,743	11,439,987
Less current installments	416,005	534,894
Long-term debt less current installments	$10,593,738	$10,905,093

The aggregate maturities of long-term debt for each of the five years subsequent to September 30, 2002 are as follows:

2003	$416,005	2004	$ 96,719	2005	$ 81,458	
2006	$443,701	2007	$552,518	2008	and thereafter	$9,419,342

(6) Lines of Credit

The Company has consolidated lines of credit with local banks to borrow up to $8,500,000 on a short-term basis. Borrowings outstanding under these lines were $5,475,000 and $3,925,233 at September 30, 2002 and 2001, respectively. The maximum amount outstanding during the year ended September 30, 2002 and 2001 was $8,240,000 and $7,175,000 respectively. The lines of credit are unsecured and payable on demand with interest at rates which range from the prime rate (4.75% on September 30, 2002) to the prime rate less ¾%. The weighted average interest rates on outstanding borrowings during fiscal 2002 and 2001 were 4.15% and 7.29% respectively.

(7) Income Taxes

Income tax expense (benefit) for the years ended September 30 is as follows:

	2002	2001
Utility Operations:		
Current	$(223,561)	$220,214
Deferred	321,801	(68,644)
Investment Tax Credits	0	6,054
	98,240	157,624
Unregulated Operations:		
Current	203,654	164,994
Deferred	(4,802)	1,370
	198,852	166,364
Total Income Tax Expense	$ 297,092	$ 323,988

Actual income tax expense differs from the expected tax expense (computed by applying the federal corporate tax rate of 34% to income before income tax expense) as follows:

	2002	2001
Expected federal tax expense	$279,903	$ 316,383
Investment tax credits	0	6,054
State tax expense	45,070	34,805
Other, net	(27,881)	(33,254)
Actual tax expense	$ 297,092	$ 323,988

The tax effects of temporary differences that result in deferred income tax assets and liabilities at September 30 are as follows:

	2002	2001
Deferred income tax assets:		
Unbilled revenue	$21,725	$25,264
Deferred compensation reserve	510,142	404,580
Post-retirement benefit obligations	220,394	294,549
Allowance for uncollectible accounts	38,422	38,422
Inventories	19,542	33,425
Comprehensive income	661,415	0
Other	36,562	22,192
Total deferred income tax assets	1,508,202	818,432
Deferred income tax liabilities:		
Property, plant and equipment, principally due to differences in depreciation	2,242,951	2,463,608
Pension benefit obligations	733,467	677,282
Deficiency of GAC revenue billed	64,726	56,763
Other	522,182	257,150
Total deferred income tax liabilities	3,563,326	3,454,803
Net deferred income tax liability	$2,055,124	$2,636,371

Beginning January 1, 2000, the regulated operations of the company became subject to state income tax. Based on the results of these regulated operations, and because of the state's prescribed method regarding how the new tax rules are to be adopted, the effect of this tax on the results of 2002 and 2001 operations is immaterial.

(8) Pension and Other Post-retirement Benefit Plans

In 1997, the Company established a trust to fund a deferred compensation plan for certain officers. The fair market value of assets in the trust was $1,249,551 and $1,195,775 at September 30, 2002 and 2001, respectively, and the plan liability, which is included in deferred compensation, post-retirement benefits and other credits on the balance sheet, was $1,287,911 and $1,070,118 at September 30, 2002 and 2001, respectively. The assets of the trust are available to general creditors in the event of insolvency.

The Company has defined benefit pension plans covering substantially all of its employees. The benefits are based on years of service and the employee's highest average compensation during a specified period. The Company makes annual contributions to the plans equal to amounts determined in accordance with the funding requirements of the Employee Retirement Security Act of 1974. Contributions are intended to provide for benefits attributed for service to date, and those expected to be earned in the future.

In addition to the Company's defined benefit pension plans, the Company offers post-retirement benefits comprised of medical and life coverages to its employees who meet certain age and service criteria. Currently, the retirees under age 65 pay 60% of their health care premium until Medicare benefits commence at age 65. After age 65, Medicare supplemental coverage is offered with Company payment of the premium. For participants who retire on or after September 2, 1992, the Company cost, as stated above, shall not exceed $150 per month. In addition, the Company offers limited life insurance coverage to active employees and retirees. The post-retirement benefit plan is not funded. The Company accrues the cost of providing post-retirement benefits during the active service period of the employee.

The following table shows reconciliations of the Company's pension and post-retirement plan benefits as of September 30:

	Pension Benefits		Post-retirement Benefits	
	2002	2001	2002	2001
Change in benefit obligations				
Benefit obligation at beginning of year	$9,804,568	$8,464,053	$1,065,806	$ 911,923
Service cost	318,367	266,987	28,103	23,571
Interest cost	714,793	658,804	77,510	70,460
Participant contributions	-	-	84,128	70,463
Actuarial loss	449,884	691,798	63,270	125,335
Benefits paid	(517,683)	(545,124)	(148,738)	(135,946)
Amendments	-	268,050	-	-
Benefit obligation at end of year	$10,769,929	$9,804,568	$1,170,079	$1,065,806
Change in plan assets				
Fair value of plan assets at beginning of year	$10,152,874	$11,280,165	$ -	$ -
Actual return on plan assets	(1,159,171)	(689,067)	-	-
Company contributions	-	106,900	64,610	65,483
Participant contributions	-	-	84,128	70,463
Benefits paid	(608,443)	(545,124)	(148,738)	(135,946)
Fair value of plan assets at end of year	$8,385,260	$10,152,874	$ -	$ -
Funded status	(2,384,669)	348,306	(1,170,079)	(1,065,806)
Unrecognized actuarial loss (gain)	3,466,367	887,351	(129,148)	(213,798)
Unrecognized PSC adjustment	211,757	252,092	-	-
Unrecognized prior service cost	772,533	886,586	27,128	32,553
Unrecognized net transition asset (obligation)	(207,426)	(246,936)	631,250	688,250
Accrued contribution	40,000	-	-	-
Additional minimum liability	(2,321,221)	-	-	-
(Accrued) prepaid benefit cost	$(422,659)	$2,127,399	$(640,849)	$(558,801)
Weighted average assumptions as of September 30, 2002 and 2001				
Discount rate	7.00%	7.50%	7.00%	7.50%
Expected return on assets	8.00%	8.00%	-	-
Rate of compensation increase	5.00%	5.00%	-	-

For measurement purposes, a 12% annual rate of increase in the per capita cost of covered benefits (health care cost trend rate) was assumed for 2002. The rate is assumed to decrease gradually to 5% by the year 2009 and remain at that level thereafter. A 1% increase in the actual health care cost trend would result in approximately a 3.8% increase in the service and interest cost components of the annual net periodic post-retirement benefit cost and a 3.9% increase in the accumulated post-retirement benefit obligation. A 1% decrease in the actual health care cost trend would result in approximately a 3.3% decrease in the service and interest cost components of the annual net periodic post-retirement benefit cost and a 3.4% decrease in the accumulated post-retirement benefit obligation.

	Pension Benefits 2002	2001	Post-retirement Benefits 2002	2001
Components of net periodic benefit cost (benefit)				
Service cost	$318,367	$266,987	$28,103	$ 23,571
Interest cost	714,793	658,804	77,510	70,460
Expected return on plan assets	(790,311)	(884,014)	-	-
Amortization of prior service	114,053	100,017	5,425	5,425
Amortization of transition obligation	(39,510)	(39,510)	57,000	57,000
Amortization of PSC adjustment	40,335	40,335	-	-
Amortization of unrecognized actuarial (gain)loss	(88,890)	(315,959)	(21,380)	(37,681)
Net periodic benefit cost (benefit)	$268,837	$(173,340)	$146,658	$118,775

For ratemaking and financial statement purposes, pension expense represents the amount approved by the PSC in the Company's most recently approved rate case. Pension expense for ratemaking and financial statement purposes was approximately ($326,706) and ($149,000) for the years ended September 30, 2002 and 2001 respectively. The difference between the pension expense (benefit) for ratemaking and financial statement purposes, and the amount computed above has been deferred and is not included in the prepaid pension cost noted above. Such balances equal ($365,432) and ($156,000) as of September 30, 2002 and 2001 respectively.

The PSC has allowed the Company to recover incremental cost associated with post-retirement benefits through rates on a current basis. Due to the timing differences between the Company's rate case filings and financial reporting period, a regulatory liability of $102,098 and $381,468 has been recognized at September 30, 2002 and 2001 respectively.

(9) Rentals Under Operating Leases

Foodmart Plaza receives income from the rental of retail store space under operating leases. The following is a schedule of minimum future non-cancellable rentals (excluding amounts representing executory costs such as taxes, maintenance and insurance) of operating leases as of September 30, 2002:

	2003	$253,776
	2004	255,575
	2005	239,107
Total minimum future rentals		$748,458

All leases contain renewal options at the end of their respective lease terms.

(10) Commitments

The Company has agreements with seven pipeline companies providing for pipeline capacity for terms that extend through 2006. These agreements require the payment of a demand charge for contracted capacity at Federal Energy Regulatory Commission approved rates. Purchased gas costs incurred under these pipelines capacity agreements during 2002 and 2001 amounted to $2,648,114 and $3,198,489, respectively. The Company also has short-term gas purchase agreements averaging three months in length, with prices tied to various indices. The Company does not anticipate these agreements to be significantly in excess of normal capacity requirements.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Corning Natural Gas Corporation
Corning, New York

We have audited the accompanying consolidated balance sheets of Corning Natural Gas Corporation and Subsidiary as of September 30, 2002 and 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at September 30, 2002 and 2001, and the results of its operations and its cash flows for each of the two years in the period ended September 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Deloitte & Touche LLP
Rochester, New York
November 22, 2002

CORNING NATURAL GAS CORPORATION AND SUBSIDIARY
SUMMARY OF FINANCIAL AND OPERATING STATISTICS

	2002	2001	2000	1999	1998
Total assets	$ 28,853,981	29,330,254	30,326,512	26,513,771	24,798,172
Long-term debt, less current installments	$ 10,593,738	10,905,093	11,429,421	11,507,315	10,459,351
Summary of earnings:					
Utility operating revenue	$ 17,241,615	24,121,238	16,496,841	16,276,170	16,673,295
Total operating expenses and taxes	16,120,931	22,879,305	15,399,498	15,154,747	15,354,527
Net utility operating income	1,120,684	1,241,933	1,097,343	1,121,423	1,318,768
Other income	24,696	34,614	76,483	63,353	31,885
Appliance Corporation Earnings	307,641	290,678	378,988	208,302	248,665
Interest expense-regulated	926,868	960,675	1,081,362	955,130	959,161
Net Income	$ 526,153	606,550	471,452	437,948	640,157
Number of common shares	460,000	460,000	460,000	460,000	460,000
Earnings per common share	$1.14	1.32	1.02	0.95	1.39
Dividends paid per common share	$0.65	1.30	1.30	1.30	1.30
Statistics					
Gas delivered (MMcf)					
Residential	997	1,507	1,501	1,519	1,519
Commercial	263	307	291	314	439
Other utilities	300	339	319	309	309
Transportation deliveries	5,978	6,392	5,936	5,875	5,068
Total deliveries	7,538	8,545	8,047	8,017	7,335
Number of customers-end of period	14,388	14,454	14,246	13,993	13,919
Average Mcf use per residential customer	93.8	119.1	117.4	117.8	116.8
Average revenue per residential customer	$ 897.71	1,250.44	819.00	822.57	814.33
Number of degree days (1)	5,629	6,809	6,333	6,241	5,979
Percent (warmer) colder than avg.	(13.1)	5.0	(2.6)	(4.3)	(9.3)
Peak day deliveries (Mcf)	52,467	53,523	57,642	51,770	44,250
Number of rental appliances in service	6,179	6,213	6,263	6,430	6,409
Miles of mains	402.3	398.4	396.5	394.6	391.7
Investment in gas plant (at cost)	$ 23,980,978	22,940,150	22,251,342	21,667,115	21,396,130
Stockholders' equity per share	$ 9.06	10.63	10.98	11.11	11.73

(1) Fifeteen year average degree days: 6,477

Common Stock Data-Market Price(OTC)

Quarter Ended	High	Low	Dividend Paid
December 31, 2000	21 7/8	20 1/4	0.325
March 31, 2001	30 1/8	21	0.325
June 30, 2001	24	21 3/4	0.325
September 30, 2001	21	21	0.325
December 31, 2001	21 1/4	18 3/4	0.325
March 31, 2002	24	21	0.325
June 30, 2002	22	18 1/2	-
September 30, 2002	19 1/4	11	-

CORNING
NATURAL GAS CORPORATION

Corning Natural Gas Corporation
330 West William Street
Corning, New York 14830
Phone: (607) 936-3755